Exhibit 99.3

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Form 6-K and our Annual Report on Form 20-F for the year ended December 31, 2023 (the “Annual Report”).

Unless the context requires otherwise, the terms “Beamr,” “we,” “us,” “our,” “the Company,” and similar designations refer to Beamr Imaging Ltd. and its wholly owned subsidiaries Beamr, Inc. and Beamr Imaging RU LLC. References to “ordinary shares”, “warrants” and “share capital” refer to the ordinary shares, warrants and share capital, respectively, of Beamr.

References to “U.S. dollars” and “$” are to currency of the United States of America. References to “ordinary shares” are to our ordinary shares, par value NIS 0.05 per share. Our financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate our expected results for any future periods.

Forward-Looking Statements

Certain information included in this discussion may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our business, development and operating goals and strategies and plans for the development of existing and new businesses, ability to implement such strategies and plans and expected time;

●	our future business development, financial condition and results of operations;

●	the commercialization and market acceptance of our current and future products;

●	expected changes in our revenues, costs or expenditures;

●	our expectations regarding demand for and market acceptance of our products and services;

●	our expectations regarding our relationships with customers, business partners and strategic partners;

●	our dependence on and the success of our strategic relationships with third parties and service providers;

●	the trends in, expected growth in and market size of the global image and video storage, video streaming, and public cloud video storage industries;

●	our estimates of, and future expectations regarding, our market opportunity;

●	our ability to maintain and enhance our market position;

●	our ability to attract customers, grow our retention rates, expand usage and sell subscription plans;

●	our ability to continue to develop new technologies and/or upgrade our existing technologies;

●	our ability to ensure that our SaaS solution interoperates with a variety of software and hardware applications that are developed by third parties;

●	competitive environment and landscape and potential competitor behavior in our industry and the overall outlook in our industry;

●	our ability to maintain the security and availability of our products and solutions and to maintain privacy, data protection and cybersecurity;

●	our plans and ability to obtain or protect intellectual property rights, or to obtain, maintain, protect and enforce sufficiently broad intellectual property rights therein, including extensions of patent terms where available and our ability to avoid infringing the intellectual property rights of others;

●	the need to hire additional personnel and our ability to attract, train and retain such personnel;

●	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

●	the period over which we estimate our existing cash and cash equivalents will be sufficient to fund our future development and operating expenses and capital expenditure requirements;

●	risks related to our international operations and our ability to expand our international business operations;

●	changes in applicable tax law, the stability of effective tax rates and adverse outcomes resulting from examination of our income or other tax returns;

●	the effects of currency exchange rate fluctuations on our results of operations;

●	risks related to unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk;

●	any resurgence of the COVID-19 pandemic and its impact on our business and industry;

●	our ability to generate revenue and profit margin under our collaboration with third parties and anticipated contracts which is subject to certain risks; and

●	security, political and economic instability in the Middle East that could harm our business, including due to the current war between Israel and Hamas.

●	those factors referred to under the headings “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report, as well as in our Annual Report generally.

Readers are urged to carefully review and consider the various disclosures made throughout the following discussion which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

You should not put undue reliance on any forward-looking statements. Any forward-looking statements in the following discussion are made as of the date hereof and are expressly qualified in their entirety by the cautionary statements included in the following discussion. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Overview

We are an innovator of video encoding, transcoding and optimization solutions that enable high-quality, high-performance, and unmatched bitrate efficiency for video and images. With our Emmy®-winning patented technology and award-winning services, we help our customers realize the potential of video encoding and media optimization to address business-critical challenges. Our customers include tier one over-the-top, or OTT, content distributors, video streaming platforms, and Hollywood studios who rely on our suite of products and expertise to reduce the cost and complexity associated with storing, distributing and monetizing video and images across devices.

At the heart of our patented optimization technology is the proprietary Beamr Quality Measure, or BQM, that is highly correlated with the human visual system. BQM is integrated into our Content Adaptive Bitrate, or CABR, system, which together maximizes quality and removes visual redundancies resulting in a smaller file size. The BQM has excellent correlation with subjective results, confirmed in testing under ITU BT.500, an international standard for rigorous testing of image quality. The perceptual quality preservation of CABR has been repeatedly verified using large scale crowd-sourcing based testing sessions, as well as by industry leaders and studio “golden eyes”.

We currently license three core video and image compression products that help our customers use video and images to further their businesses in meaningful ways: (1) a suite of video compression software encoder solutions including the Beamr 4 H.264 encoder, Beamr 4X H.264 content adaptive encoder, Beamr 5 HEVC encoder and the Beamr 5X HEVC content adaptive encoder, (2) Beamr JPEGmini photo optimization software solutions for reducing JPEG file sizes, and (3) Beamr Silicon IP block, a hardware solution for integration into dedicated video encoding ASICs, graphics processing unit, or GPUs, and application processors.

Until recently, our current product line was mainly geared to the high-end, high-quality media customers and we count among our enterprise customers Netflix, Snapfish, ViacomCBS, TAG, VMware, Genesys, Deluxe, Citrix, Walmart, Photobox, Antix, Dalet, and other leading media companies using video and photo solutions. Due to the high cost and complexity of deploying our existing software solutions and the long sales lead times, we have a made a strategic decision to focus our resources on the development and commercialization of our next-generation product, the Beamr Cloud solution, a SaaS solution that is designed, based on our own internal testing, to be up to 10x more cost efficient than our existing software-based solutions, resulting in reduced media storage, processing and delivery costs. Based on GPU accelerated computing, Beamr Cloud supports easy-to-use and scalable modernization of video repositories and libraries to advance formats.

We collaborated with NVIDIA, a multinational technology company and a leading developer of GPUs, with an annual revenue of $60.9 billion for the fiscal year 2024, to develop the Beamr Cloud SaaS solution, the world’s first GPU accelerated encoding solution powered with our CABR, which allows fast and easy end-user deployment combined with superior video compression rates. Our CABR software executes directly on NVIDIA GPU cores and interacts with the NVIDIA video accelerator encoder known as NVENC. NVIDIA NVENC is a high-quality, high-performance hardware video encoder that is built into most NVIDIA GPUs. NVENC offloads video encoding to hardware, and provides extreme performance for applications such as live video encoding, cloud gaming and cloud storage. NVIDIA GPUs with NVENC are available on major cloud platforms, such as Oracle Cloud Infrastructure and Amazon Web Services. We plan to further collaborate with NVIDIA on additional development of our Beamr Cloud SaaS solution.

The first version of the integrated video optimization engine was ready at the end of the first quarter of 2023. Following this, we launched the first beta version of the cloud based SaaS platform and began testing it with beta customers in June 2023. After the initial release, we launched the second and third beta versions of the cloud based SaaS platform in September 2023 and October 2023, respectively, as we built up to the commercial launch of the platform. Following that, we commercially launched our Beamr Cloud SaaS solution in February 2024 and expect that end-users of the solution will enjoy significant end-user storage and networking cost savings. Using the Beamr Cloud SaaS solution will potentially reduce their return on investment for storage optimization to approximately four months, compared to approximately two years with our existing software encoder solutions. In the second quarter of 2024, we focused on enabling AI processes in Beamr Cloud, which resulted in our integration of video AI enhancement in July 2024 that allows for automatic caption and transcription generation for videos in multiple languages. This was our first step in augmenting Beamr Cloud with AI capabilities. AI workflows, such as object detection, is in tandem with video optimization, as GPU is a natural acceleration platform to both. These new capabilities allow us to enhance our offerings to video customers and offer services to the new emerging markets of AI. Furthermore, we plan to continue introducing improvements and additional video AI enhancement features to Beamr Cloud making it easier to use and allow customers higher configurability and flexibly using the service.

Our Beamr Cloud SaaS solution, which is powered by NVIDIA GPUs, initially operated over and was integrated with Amazon Web Services, and in June 2024, we announced that our Beamr Cloud SaaS Solution achieved Powered by Oracle Cloud Expertise and was made available in the Oracle Cloud Marketplace. We also plan to extend our services to other cloud platforms.

Impact of the War in Israel

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in thousands of deaths and injuries, and Hamas additionally kidnapped many Israeli civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and commenced a military campaign against Hamas and other terrorist organizations in parallel to their continued rocket and terror attacks. In addition, since the commencement of these events, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization) and southern border (with the Houthi movement in Yemen). It is possible that hostilities with Hezbollah in Lebanon will escalate, and that other terrorist organizations, including Palestinian military organizations in the West Bank as well as other hostile countries will join the hostilities. In addition, Iran recently launched a direct attack on Israel involving hundreds of drones and missiles and has threatened to continue to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, the Houthi movement in Yemen and various rebel militia groups in Syria and Iraq. Such clashes may escalate in the future into a greater regional conflict. Our operations have not been adversely affected by this situation, and we have not experienced disruptions to our business operations. None of our full-time or part-time employees in Israel were called up for reserve service; however, one of our part-time employees in Israel volunteered for military service, but has since returned to employment. As such, our product and business development activities remain on track. However, the intensity and duration of Israel’s current war against Hamas is difficult to predict at this stage, as are such war’s economic implications on our business and operations and on Israel’s economy in general.

We are closely monitoring the developments of this war. See “Item 3.D Risk Factors—Risks Related to Our Operations in Israel–Political, economic and military conditions in Israel could materially and adversely affect our business.” in the Annual Report for additional information.

Components of Our Results of Operations

Revenue

Software Licensing

Our revenues are mainly comprised of revenue from licensing the rights to use our software for a limited term (mainly for a period of one to three years) or on a perpetual basis for enterprises that incorporate our perpetual license in their own products delivered to end users and for our products sold to thousands of private consumers, as applicable to each contract, and from and provision of related maintenance and technical support services (i.e. Post-Contract Customer Support, or PCS).

Revenue from the sale of software license (either timely-based or perpetual) is recognized at a point in time in which the license is delivered to the customer. The software license is considered a distinct performance obligation, as the customer can benefit from the software on its own. Revenue from PCS services are also derived from annual maintenance providing for unspecified upgrades on a when-and-if-available basis. The right for an unspecified upgrade for the version acquired by the customer and enhancements on a when-and-if-available basis that do not specify the features, functionality and release date of future product enhancements for the customer to know what will be made available and the general timeframe in which it will be delivered. We consider the PCS performance obligation as a distinct performance obligation that is satisfied over time and recognized on a straight-line basis over the contractual period (mainly over a period of one year either for timely-based license or for perpetual license).

As we bundle software licenses (either timely-based or perpetual) together with PCS, the transaction price is allocated to the separate performance obligations on a relative standalone selling price basis.

Since we do not sell PCS on a stand-alone basis and due to the fact that these services are usually involved with limited customer support, mainly based on several hours of technical support per contract (as management believes the technology and products covered under the software license component are mature and fully functional), the standalone selling prices of the PCS are determined based on the expected cost plus a margin based on estimation of direct fulfillment cost (an hourly service) and a reasonable margin. Such estimate is also corroborated with the price that the customer would have to pay to a third-party service provider for a similar support service.

The stand-alone selling price of the software licenses (either timely-based or perpetual) is estimated by management based on adjusted market assessment approach which represents management estimation of the price that a customer in the market will be willing to pay for such license on a stand-alone basis (i.e. without any PCS).

Due to the fact that these services are usually involved with limited customer support, mainly based on several hours of technical support per contract, the transaction price allocated to the PCS is considered insignificant. Consequently, most of the transaction price is allocated to the software licenses as management believes the technology and products covered under the software license component are mature and fully functional.

Advertising

Revenue in small volume is also derived from the traffic operations in the Google AdSense program, a web advertising platform, that we make available on our websites. Google pays us on a cost-per-click basis. We recognize as revenue the fees paid to it by Google based on the volume of clicks through to Google AdSense advertisements

Cost of Revenue

Cost of software licensing and related maintenance and technical support services revenues primarily consist of costs related to salaries, of our support team and additional overhead allocation costs such as rent, utilities and supplies to all departments based on relative headcount. In addition, cost of revenue also includes amortization of capitalized internal-use software costs related to our Beamr Cloud SaaS solution.

Gross Margins

Gross margins have been, and will continue to be, affected by a variety of factors, including the average sales price of our products and services, volume growth, the mix of revenues, software licenses, maintenance and technical support and professional services, onboarding of new media and telecom customers, and changes in cloud infrastructure and personnel costs.

Operating Expenses

Research and Development

Our research and development expenses consist primarily of costs incurred for personnel-related expenses for our technical staff, including salaries and other direct personnel-related costs excluding costs associated with creating the internally developed software related to our cloud-based SaaS. Additional expenses include consulting and professional fees for third-party development resources. We expect our research and development expenses to increase in absolute dollars for the foreseeable future as we continue to dedicate substantial resources to develop, improve and expand the functionality of our solutions. Subsequent costs incurred for the development of future upgrades and enhancements, which are expected to result in additional functionality, may qualify for capitalization under internal-use software and therefore may cause research and development expenses to fluctuate.

Selling and Marketing Expenses

Our selling and marketing expenses consist primarily of personnel related costs for our sales and marketing functions, including salaries and other direct personnel-related costs. Additional expenses include marketing program costs, amortization of trade names and payment processer commissions. We expect our selling and marketing expenses will increase on an absolute dollar basis for the foreseeable future as we continue to increase investments to support our growth. We also anticipate that selling and marketing expenses will increase as a percentage of revenue in the near and medium-term.

General and Administrative Expenses

Our general and administrative expenses consist primarily of personnel-related costs for our executive, finance, human resources, professional fees, information technology and legal functions, including salaries and other direct personnel-related costs. We expect general and administrative expense to increase on an absolute dollar basis for the foreseeable future as we continue to increase investments to support our growth and as a result of our becoming a public company.

We allocate overhead expenses related to the services agreement under which we receive recurring consulting and related services from our founder Sharon Carmel as Chief Executive Officer through an entity controlled by him, Sharon Carmel Management, Ltd. The allocation was done based on the management estimation to reflect the contribution to the related activity.

Financing Income (Expenses), Net

Financing income (expenses), net consists primarily of amortization of discounts and interest expense related to loans received from a commercial bank and a controlling shareholder, changes in the fair value of certain warrants granted to commercial bank, changes in the fair value of convertible advanced investments before their conversion, interest income on bank deposits and foreign exchange gains and losses.

Taxes on Income

We are subject to taxes in jurisdictions or countries in which we conduct business. Our effective tax rate is affected by tax rates in jurisdictions and the relative amounts of income we earn in those jurisdictions, changes in the valuation of our deferred tax assets and liabilities, applicability of any valuation allowances, and changes in tax laws in jurisdictions in which we operate. Due to cumulative net operating losses, we maintain a full valuation allowance against our deferred tax assets. We consider all available evidence, both positive and negative, in assessing the extent to which a valuation allowance should be applied against our deferred tax assets. Realization of our deferred tax assets depends upon future earnings, the timing and amount of which are uncertain. Our effective tax rate is affected by tax rates in foreign jurisdictions and the relative amounts of income we earn in those jurisdictions, as well as non-deductible expenses, such as share-based compensation, and changes in our valuation allowance.

Six months ended June 30, 2024, compared to six months ended June 30, 2023

Operating Results

The following table sets forth a summary of our operating results:

	Six Months Ended June 30,
(U.S. dollars in thousands)	2024	2023

Revenues	$1,001	$955
Cost of revenues	$(85)	$(50)
Gross profit	$916	$905
Operating expenses:
Research and development	$(1,002)	$(912)
Sales and marketing	$(310)	$(197)
General and administrative	$(1,152)	$(800)
Operating loss	$(1,548)	$(1,004)
Financing income (expenses), net	$(396)	$229
Loss before taxes on income	$(1,944)	$(775)
Taxes on income	$(21)	$(7)
Net loss	$(1,965)	$(782)

Revenues, Cost of Revenues and Gross Profit

The following table presents our revenue, cost of revenues and gross profit for the periods indicated:

	Six Months Ended June 30,
(U.S. dollars in thousands)	2024	2023

Revenues	$1,001	$955
Cost of revenues	$(85)	$(50)
Gross profit	$916	$905

Revenues increased by $0.05 million, or 5% to $1 million for the six months ended June 30, 2024, from $0.955 million for the six months ended June 30, 2023. The increase was primarily due to signing new license agreements offset by certain license agreements that were terminated.

Operating Expenses

Research and Development Expenses

	Six Months Ended June 30,
(U.S. dollars in thousands)	2024	2023

Salary and related expenses	$(632)	$(741)
Professional fees	$(242)	$(75)
Depreciation, amortization and overhead expenses	$(128)	$(96)
Total research and development expenses	$(1,002)	$(912)

Research and development expenses increased by $0.09 million, or 10% to $1 million for the six months ended June 30, 2024, from $0.912 million for the six months ended June 30, 2023. The increase was mainly due to an increase in subcontractors’ professional fees.

Selling and Marketing Expenses

	Six Months Ended June 30,
(U.S. dollars in thousands)	2024	2023

Salary and related expenses	$(126)	$(103)
Professional fees and platform commissions	$(89)	$(54)
Amortization expenses	$(11)	$(10)
Marketing conferences and trade shows	$(51)	$-
Travel and overhead expenses	$(33)	$(30)
Total selling and marketing expenses	$(310)	$(197)

Selling and marketing expenses increased by $0.113 million, or 57% to $0.3 million for the six months ended June 30, 2024, from $0.197 million for the six months ended June 30, 2023. The increase was primarily due to costs related to the hiring of a new sales executive, as well as conference expenses.

General and Administrative

	Six Months Ended June 30,
(U.S. dollars in thousands)	2024	2023

Salary and related expenses	$(241)	$(207)
Professional fees and consulting	$(737)	$(541)
Overhead allocated	$83	$72
Travel, office and other expenses	$(257)	$(124)
Total general and administrative expenses	$(1,152)	$(800)

General and administrative expenses increased by $0.35 million, or 44% to $1.15 million for of six months ended June 30, 2024, from $0.8 million for of six months ended June 30, 2023. The increase was primarily due to service providers expenses related to the Company being a public entity (legal, insurance, accounting, NASDAQ fees, Sarbanes Oxley and investor relations).

Financing Income, Net

	Six Months Ended June 30,
(U.S. dollars in thousands)	2024		2023

Change in fair value of convertible advanced investment		$-	$269
Change in fair value of derivative warrants liability		$(577)	$36
Amortization of discount and accrued interest on straight loan		$(52)	$(68)
Amortization of discount relating to loan received from controlling shareholder		$(10)	$(28)
Change in accounting estimates related to maturity date of loan received from controlling shareholder	$		$(12)
Interest on bank deposits		$228	$10
Exchange rate differences and other finance expenses		$15	$22
Total financing expenses, net		$(396)	$229

Financing income decreased by $0.62 million, or 273% to $(0.4) million for the six months ended June 30, 2024, from $0.23 million for the six months ended June 30, 2023. The decrease was primarily due to changes in the fair value of derivative warrants liability related to certain warrants granted to a commercial bank offset by income from interest on bank deposits.

Taxes on Income

	Six Months Ended June 30,
(U.S. dollars in thousands)	2024	2023

Taxes on income	$(21)	$(7)

Taxes on income increased by $(0.14) million, or 193% to $(0.21) million for the six months ended June 30, 2024, from $(0.07) million for the six months ended June 30, 2023. The increase was mainly to prior year tax payment in the first half of 2024.

JOBS Act

Under the Jumpstart Our Business Startups Act, an “emerging growth company” can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an “emerging growth company” to delay the adoption of new or revised accounting standards that have different transition dates for public and private companies until those standards would otherwise apply to private companies. Although we meet the definition of an “emerging growth company” and we have elected not to use this extended transition period for complying with new or revised accounting standards.

Liquidity and Capital Resources

We have financed our operations through cash generated from operations, proceeds received from private offerings, proceeds from convertible advanced investments received from our current shareholders, proceeds from straight loans received from bank institutions and proceeds from our public offerings on the Nasdaq.

We believe that our existing capital resources will be adequate to satisfy our expected liquidity requirements. Without derogating from the foregoing estimate regarding our existing capital resources (including those raised from the aforesaid public offering completed in February 2024) and cash flows from operations, we may decide to raise further funds in the future through additional public or private offerings.

Our future capital requirements will depend on many factors, including our revenue growth, the timing and extent of investments to support such growth, the expansion of sales and marketing activities, increases in general and administrative costs and many other factors as described under “Risk Factors.”

To the extent additional funds are necessary to meet our long-term liquidity needs as we continue to execute our business strategy, we anticipate that they will be obtained through the incurrence of additional indebtedness, additional equity financings or a combination of these potential sources of funds; however, such financing may not be available on favorable terms, or at all. If we are unable to raise additional funds when desired, our business, financial condition and results of operations could be adversely affected.

IBI Spikes Loan

On July 7, 2022, we entered into a funding agreement with IBI providing for a loan, or the IBI Loan, in the amount of NIS 3.1 million (approximately $0.9 million), or the IBI Loan Agreement. The loan is repayable on a monthly basis based on a formula set forth in the IBI Loan Agreement until the earlier repayment of NIS 4,172,760 (approximately $1.2 million), or the Repayment Amount, or January 5, 2026. We may repay the IBI Loan early based on formula set forth in the IBI Loan Agreement. The IBI Loan Agreement provides for certain customary covenants and accelerates in the event of default.

In consideration for the grant of the IBI Loan, we are required to pay to IBI a non-refundable one-time fee of 1.5% of the IBI Loan amount and we issued a warrant to purchase 65,562 ordinary shares at a variable exercise price. The warrant has a term of the earlier of 10 years or certain liquidation events and a variable exercise price depending on the occurrence of certain liquidation events. The warrant can be exercised on cashless exercise based on the discretion of IBI.

On February 22, 2024, we received a written notice from IBI under which the exercise price of the warrant granted to IBI was determined at a fixed amount of $3.67 per ordinary share. During the six month period ended June 30, 2024, we issued 31,189 ordinary shares upon partial cashless exercise of warrant share granted to IBI.

Completion of our Initial Public Offering

On March 2, 2023, we closed our initial public offering of 1,950,000 ordinary shares at a public offering price of $4.00 per ordinary share, for aggregate gross proceeds of $7.8 million. prior to deducting underwriting discounts and other offering expenses, which were approximately $1.4 million.

Our ordinary shares began trading on the Nasdaq Capital Market under the ticker symbol “BMR” on February 28, 2023.

Completion of our Follow-On Public Offering

On February 15, 2024, we closed our public offering of 1,714,200 ordinary shares at a public offering price of $7.00 per share, for aggregate gross proceeds of $12 million prior to deducting underwriting discounts and other offering expenses. On February 13, 2024, the over-allotment option for 257,100 ordinary shares was fully exercised by the underwriter for additional gross proceeds of approximately $1.8 million prior to deducting underwriting discounts and other offering expenses. Aggregate underwriting discounts and other offering expenses were approximately $1.5 million for the offering, including the over-allotment option.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Six Months Ended June 30,
(U.S. dollars in thousands)	2024	2023

Net cash used in operating activities	$(957)	(1,015)
Net cash used in investing activities	$(3,813)	(4)
Net cash provided by financing activities	$12,813	6,550
Change in cash, cash equivalents	$8,043	5,531
Cash, cash equivalents at beginning of period	$6,116	693
Cash, cash equivalents at end of period	$14,159	6,224

Net cash used in operating activities

For the six months ended June 30, 2024, net cash used in operating activities was mainly due to a net loss of $1.9 million, which was offset by changes in the fair value of derivative warrant liability of $0.58 million, share-based compensation expenses of $0.1 million and changes in other working capital items of $0.38 million as shown in the condensed consolidated statement of cash flows of the interim financial statements.

For the six months ended June 30, 2023, net cash used in operating activities was mainly due to a net loss of $0.8 million, changes in the fair value of convertible advanced investments of $0.27 million and changes in other working capital items of $0.1 million, which was offset by share-based compensation expenses of $0.17 million as shown in the condensed consolidated statement of cash flows of the interim financial statements.

Investing Activities

For the six months ended June 30, 2024, net cash used in investing activities was mainly due to a $3.5 million investment is short-term bank deposits and $0.3 million capitalization of internal-use software.

For the six months ended June 30, 2023, the change in net cash used in investing activities was immaterial.

Financing Activities

Net cash provided by financing activities of $12.8 million for the six months ended June 30, 2024 was mainly due to net proceeds received upon completion of a public offering transaction of $12.3 million and proceeds received from the exercise of options into ordinary shares of $0.78 million offset by repayment of principal relating to straight loan received from commercial bank of $0.1 million and repayment of principal relating to straight loan received from controlling shareholder of $0.15 million.

Net cash used in financing activities of $6.5 million for the six months ended June 30, 2023 was mainly due to net proceeds received upon completion of initial public offering transaction of $6.67 million offset by repayment of principal relating to straight loan received from commercial bank of $0.1 million and repayment of principal relating to straight loan received from controlling shareholder of $0.1 million.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of June 30, 2024.

Critical Accounting Policies and Estimates

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Our management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

See Note 2 to the audited consolidated financial statements for the year ended December 31, 2023 in the Annual Report for additional information regarding these and our other significant accounting policies.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk from changes in exchange rates, interest rates and inflation. All of these market risks arise in the ordinary course of business, as we do not engage in speculative trading activities. The following analysis provides additional information regarding these risks.

Foreign Currency and Exchange Risk

Our functional currency and all of our subsidiaries all of which are primarily a direct and integral component of our operation is the U.S. dollars, as the U.S. dollars is the primary currency of the economic environment in which us and our subsidiaries have operated (which is the currency of the environment in which an entity primarily generates cash) and expects to continue to operate in the foreseeable future. Our sales are mainly denominated in U.S. dollars. A significant portion of our operating costs are in Israel and in Russia, consisting principally of salaries and related personnel expenses, and facility expenses, which are denominated in NIS and RUB. This foreign currency exposure gives rise to market risk associated with exchange rate movements of the U.S. dollar against the NIS and RUB. Furthermore, we anticipate that a significant portion of our expenses will continue to be denominated in NIS and RUB. We do not hedge against currency risk. A hypothetical 10% change in foreign currency exchange rates applicable to our business would have had an impact on our results for the six months ended June 30, 2024 of $0.2 million due to NIS, and $0.04 million due to RUB.

Impact of Inflation

While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we do not believe inflation has had a material effect on our historical results of operations and financial condition. However, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset higher costs through price increases or other corrective measures, and our inability or failure to do so could adversely affect our business, financial condition and results of operations.